Eletrobrás

ES.VARGAS, 409, 9°and.
003 RIO DE JANEIRO-RJ
21) 514-6327
21) 242-2694.

02060949

CTA/DFR- 10762/02

Rio de Janeiro, November 27th, 2002.

SUPPL

SECURITIES AND EXCHANGE COMMISSION
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549 - USA
Att.: DIVISION OF CORPORATION FINANCE

SEC MAIL RECEIVED
DEC 03 2002
WASH. D.C. 180 SECTION

Re: Submission pursuant to Rule 12g 3-2 (b) under the Securities Exchange Act of 1934 for Centrais Elétricas Brasileiras S.A. - ELETROBRÁS (File nº 82-3939)

Dear Sirs,

We are furnishing this letter and the attached information pursuant to paragraph (b) of Rule 12g 3-2(b) (the "Rule") under the Securities Exchange Act of 1934.

Attached to this letter we are enclosing copy of ANNOUNCEMENT TO SHAREHOLDERS published on November 27th, 2002.

PROCESSED
JAN 14 2003
THOMSON FINANCIAL

With regards,

MARY-ANNIE CAIRNS GUERRERO
Head of Funding and Investor Relations Department

dlw 1/13

ELETROBRÁS - Centrais Elétricas Brasileiras S.A.
Ministry of Mines and Energy

ANNOUNCEMENT TO SHAREHOLDERS

Centrais Elétricas Brasileiras SA - Eletrobrás hereby informs our Shareholders that the reform of the company's By-laws had been approved, according to the decisions taken at the 136th Extraordinary Shareholders Meeting, dated June 19, 2002, according to the records of the meeting, as published below and Decree 4469, dated November 13, 2002, published on pages 10 to 13 – Section I, of Diário Oficial da União, dated November 14, 2002, in accordance with article 5th, of Law 3890-A, of April 25, 1961.